September 16, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina M. De Rosa, Esq.

Re:	WAVE LIFE SCIENCES PTE. LTD.
Draft Registration Statement on Form S-1
File No. 377-01144
Initially Confidentially Submitted September 4, 2015

Dear Ladies and Gentlemen:

On behalf of WAVE LIFE SCIENCES PTE. LTD. (the “Company”), we would like to provide you with an advanced copy of the pipeline chart that the Company plans to include on pages 6 and 79 of the draft registration statement. See attachment. The Company anticipates including this pipeline chart as part of its next amendment to the draft registration statement, which it anticipates would occur in early October as part of its response to any initial Staff comments. However, as we discussed, we thought it might be useful to your initial review to have an advanced copy.

Please direct your questions or comments regarding this letter to the undersigned at (617) 348-1735. Thank you for your assistance.

Respectfully submitted,

/s/ Matthew J. Gardella
Matthew J. Gardella

Attachment

cc:	Paul Bolno
President and Chief Executive Officer
WAVE LIFE SCIENCES PTE. LTD.

Tissue	Disease	Target	Mechanism of Action			Milestones
			Silencing		Exon skipping	Next 12 months	12-24 months
			Allele specific	Non-allele specific
Therapeutic programs
CNS	Huntington's disease	HTT SNP-1	✓			Candidate selection	IND filed, Phase 1/2a initiated
CNS	Huntington's disease	HTT SNP-2	✓			Candidate selection	IND filed, Phase 1/2a initiated
Neuromuscular	Duchenne muscular dystrophy	Exon 51			✓	Candidate selection	IND filed, Phase 1/2a initiated
GI	Inflammatory bowel disease	SMAD7		✓		Candidate selection	IND filed, Phase 1/2a initiated
Late stage discovery programs
Skin	Epidermolysis bullosa simplex	KRT14 SNP-1	✓			Lead optimization, Candidate selection	IND filed, Phase 1/2a initiated
Skin	Epidermolysis bullosa simplex	KRT14 SNP-2	✓			Lead optimization, Candidate selection	IND filed, Phase 1/2a initiated
Neuromuscular	Duchenne muscular dystrophy	AcRIIb		✓		Lead optimization, Candidate selection	IND filed, Phase 1/2a initiated
Early discovery programs
Eye	Rare genetic disease	Undisclosed	✓			Screening and lead optimization	Candidate selection
Hepatic	Undisclosed (multiple)	Undisclosed	✓	✓		Screening and lead optimization	Candidate selection
Neuromuscular	Undisclosed (multiple)	Undisclosed	✓	✓	✓	Screening and lead optimization	Candidate selection
CNS	Undisclosed (multiple)	Undisclosed	✓	✓		Screening and lead optimization	Candidate selection